Filed by: Pavilion Bancorp, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: First Defiance Financial Corp.
Commission File No.:0-26850

March 1, 2008

Dear Bank of Lenawee Mortgage Loan Customer,

On March 14, 2008, pending expected shareholder and regulatory approval, the Bank of Lenawee and its wholly-owned subsidiary, Pavilion Mortgage Company, will become First Federal Bank of the Midwest. As a result of the transition, First Federal Bank will be servicing your mortgage loan. Enclosed is a legal notice that details the loan transfer process.

We would like to review what you can expect in the next few months with your mortgage loan payments. You may continue using your Bank of Lenawee mortgage loan coupon book until you receive a new payment coupon book from First Federal Bank. New coupon books will be ordered after March 17, and you should receive your new book in 7-10 business days. If your mortgage is set up for automatic payments from your checking account, those automatic payments will continue. You can always verify that your automatic payments have continued uninterrupted by reviewing your statements, through OnLine Banking, or by calling us.

The transfer of servicing to First Federal Bank will be effective March 14, 2008. In the meantime, you should continue to make your payment to the Bank of Lenawee offices as you have been. Beginning March 17, 2008, you should make your payment at your local First Federal Bank branch, or mail it to: First Federal Bank, P.O. Box 248, Defiance, OH 43512.

Information about your loan will be available through our OnLine Banking internet site at www.first-fed.com and also through our Banking Service by Phone (1-888-511-1077) after March 17th. And, in the unlikely event that a problem comes up, you’ll be able to work with your local First Federal Bank representative to get it resolved.

Should you have any questions after reading the enclosed notice, feel free to give our Loan Servicing Department a call at 800-472-6292 Ext. 42354. Also, if you would like to be able to make convenient loan payment transfers from your First Federal Bank accounts through OnLine Banking, ATMs, or Banking Service by Phone, give us a call and we’ll be happy to help you.

Thank you for your patience with this process. We are working to make this a smooth transition and we look forward to continuing the tradition of excellent customer service.

Sincerely,

/s/ Jeffrey D. Vereecke Jeffrey D. Vereecke Northern Market President First Federal Bank	/s/ Richard J. DeVries Richard J. DeVries President Bank of Lenawee

This communication shall not constitute an offer to sell or the solicitation of and offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification of the securities under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                First Defiance filed with the SEC (i) a Registration Statement on Form S-4 on December 12, 2007 and as amended on January 31, 2008 and (ii) a Rule 424(b)(3) prospectus/proxy statement on February 8, 2008, each concerning the merger of Pavilion Bancorp, Inc. into First Defiance (the “Merger”).  WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors are able to obtain the documents free of charge at the SEC’s website, www.sec.gov.  In addition, documents filed with the SEC by First Defiance are available free of charge from the Secretary of First Defiance at 601 Clinton Street, Defiance, Ohio 43512, telephone (419) 782-5015.  INVESTORS SHOULD READ THE FORM S-4 AND PROSPECTUS/PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.  Copies of all recent proxy statements and annual reports of First Defiance are also available free of charge by contacting First Defiance’s secretary.

        First Defiance, Pavilion and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies to approve the Merger.  Additional information about the directors and executive officers of First Defiance may be obtained through the SEC’s website from the definitive proxy statement filed by First Defiance with the SEC on March 20, 2007.  Additional information about the directors and executive officers of Pavilion may be obtained through the SEC’s website from the definitive proxy statement filed by Pavilion with the SEC on March 20, 2007.  Additional information about participants in the proxy solicitation and their interests in the transaction is contained in the joint prospectus/proxy statement filed with the SEC.

Notice to Assignment, Sale, or Transfer of
Servicing Rights

        You are hereby notified that the servicing of your mortgage loan, that is, the right to collect payments from you, is being assigned, sold or transferred from Bank of Lenawee to First Federal Bank of the Midwest, effective March 14, 2008.

        The assignment, sale, or transfer of the servicing of the mortgage loan does not affect any term or condition of the mortgage instruments, other than terms directly related to the servicing of your loan.

        Except in limited circumstances, the law requires that your present servicer send you this notice at least l5 days before the effective date of transfer, or at closing. Your new servicer must also send you this notice no later than 15 days after this effective date or at closing. In this case, all necessary information is combined in this one notice.

        Your present servicer is Bank of Lenawee. If you have any questions relating to your present loan or the transfer of servicing prior to March 14, 2008, call Bank of Lenawee toll-free at 1-800-508-8346 between 8:30 a.m. and 5:00 p.m. Monday through Friday. After March 14, 2008, the Bank of Lenawee and the Pavilion Mortgage Company will be merged into First Federal Bank of the Midwest.

        Your new servicer will be First Federal Bank of the Midwest.

        The business address for your new servicer is: 601 Clinton Street, P.O. Box 248, Defiance, Ohio 43512. The toll-free telephone number of your new servicer is 800-472-6292. If you have any questions relating to the transfer of servicing to your new servicer, call First Federal’s Loan Servicing Department at 1-800-472-6292 extension 42354 toll-free between 8:30 a.m. and 5:00 p.m. Monday through Friday after March 17th, 2008.

        The date that your present servicer will stop accepting payments from you is March 14, 2008. The date that your new servicer will start accepting payments from you is March 17, 2008. Send all payments due on or after that date to First Federal Bank. If your monthly payment is automatically drafted from your checking account this service will continue uninterrupted.

        The transfer of servicing rights will not affect the terms of or the continued availability of mortgage life or disability insurance or any other type of optional insurance.

        For January 1 to March 14, 2008 the Bank of Lenawee will provide a summary statement of your loan account. At the end of the year, First Federal Bank will provide a statement of account activity covering March 15 to December 31, 2008.

        You should also be aware of the following information which is set out in more detail in Section 6 of the Real Estate Settlement Procedures Act (RESPA) (12 U.S.C. 2605):

        During the 60-day period following the effective date of the transfer of the loan servicing, a loan payment received by your old servicer before its due-date may not be treated by the new loan servicer as late, and a late fee may not be imposed on you.

        Section 6 of RESPA (12 U.S.C. 2605) gives you certain consumer rights. If you send a “qualified written request” to your loan servicer concerning the servicing of your loan, your servicer must provide you with a written acknowledgment within 20 business days of receipt of your request. A “qualified written request” is a written correspondence, other than notice on a payment coupon or other payment medium supplied by the servicer, which includes your name and account number, and your reasons for the request. Not later than 60 Business Days after receiving your request, your servicer must make any appropriate corrections to your account, and must provide you with a written clarification regarding any dispute. During the 60-Business Day period, your servicer may not provide information to a consumer reporting agency concerning any overdue payment related to such period or qualified written request. However, this does not prevent the servicer from initiating foreclosure if proper grounds exist under the mortgage documents.

        A Business Day is a day on which the offices of the business entity are open to the public for carrying on substantially all of its business functions. Section 6 of RESPA also provides for damages and costs for individuals or classes of individuals in circumstances where servicers are shown to have violated the requirements of that Section. You should seek legal advice if you believe your rights have been violated.